UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029 and No. 333-280041) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Press Release – Bitdeer Reported Unaudited Financial Results for the Third Quarter of 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chief Executive Officer

Date: November 18, 2024